Exhibit 99.8

NICE Actimize Positioned as Highest-Scoring Vendor Across
Technology Excellence in 2023 Quadrant Knowledge Solutions
KYC Report

NICE Actimize’s CDD-X provides complete customer life cycle risk coverage, including onboarding, ongoing due diligence, and enhanced due diligence (EDD) processes

Hoboken, N.J., June 15, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as a top performing Know Your Customer/Customer Due Diligence (KYC/CDD) Technology Leader in its recently released “SPARK Matrix™: Know Your Customer (KYC) Solution, 2023” report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading KYC vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize and its consolidated KYC/CDD solutions the highest across the performance parameters of technology excellence for the third consecutive year.

To download a copy of the complimentary report, please click here.

Noting key strengths for NICE Actimize’s KYC offering, the Quadrant Knowledge Solutions SPARK Matrix™ report said, “NICE Actimize provides a KYC/CDD solution titled CDD-X that provides complete customer life cycle risk coverage, including onboarding, ongoing due diligence, and enhanced due diligence (EDD) processes. The solution provides integrated data intelligence, identity resolution, extensive out-of-the-box risk models, dynamic segmentation and risk scoring, simulation, and full auditability to help organizations fully understand their customers, their customers’ connections, and associated risks.”

The report also stated that, “NICE Actimize offers real-time identity resolution that enables clients to resolve and deduplicate customer data across multiple data sources in real time. Real-time deduplication of internal and external data and consolidating entity records ensures customers are accurately screened and segmented for ongoing monitoring. Deduplicated records also ensure investigators always have accurate, centralized entity records during the investigative process for more accurate disposal decisions.

“NICE Actimize’s primary differentiators include entity-centric risk profiling powered by global data sources, as well as network risk analysis capability and intelligent segment and smart risk scoring for more accurate and granular assessment of customers,” said Vaishali Moitra, Analyst, Quadrant Knowledge Solutions. “Once again, we recognize NICE Actimize’s extensive technology innovation and leadership in driving the adoption of advanced KYC solutions.”

Outlining one of NICE Actimize’s CDD-X solution differentiators, the report noted, “The CDD-X solution facilitates seamless customer onboarding by ensuring full compliance with relevant regulations and laws by offering dynamic onboarding forms to capture all relevant information from customers and prospects. These forms and workflows are fully customizable to meet each financial services organization’s unique needs and risk governance processes.”

Highlighting NICE Actimize’s X-Sight Entity Risk capabilities, the report outlined, “NICE Actimize's primary differentiators include entity-centric risk profiling and scoring that is aligned with Actimize’s Entity-Centric AML Strategy. NICE Actimize offers a holistic view of entity risk by integrating customer risk with transaction and screening risk. It further continuously monitors any high-risk changes in customer transactional or screening risk, including utilizing investigation disposition decisions to reassess the customer risk score.”

“NICE Actimize combines Intelligent automation, AI and machine learning with our KYC/CDD domain expertise to create operational efficiencies and a holistic view of customer risk,” said Craig Costigan, CEO, NICE Actimize. “These integrated insights allow organizations to quickly act on opportunities and threats throughout the customer life cycle without compromising on compliance and client satisfaction.”

The Quadrant Knowledge Solutions report added, “The company is also working on additional feature development, including risk-based automation in the onboarding decision-making process, advanced automation with machine learning to drive effective customer life cycle processes, and automatic enrichment of UBOs by verifying third-party UBO information with DataIQ and relevant Marketplace providers.”

For additional information on NICE Actimize’s comprehensive anti-money laundering suite please click here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.